Exhibit 99.2


Via Fed-Ex and Facsimile


May 29, 2008


Board of Directors
Dover Motorsports, Inc.
1311 N. DuPont Highway
Dover, Delaware 19903


Dear Board Members,

It has been over a year since you received our original letter which recommended that Directors conduct an auction of Dover Motorsports ("the Company"). In that time frame, Marathon Partners has become the Company's largest outside shareholder. Our knowledge of Dover Motorsports and recent industry news has increased our conviction that the shareholders of Dover Motorsports would be best served if their Board pursued a sale of the Company by means of a competitive auction. If an auction does not produce an attractive bid for the Company's assets, then it is obvious that Dover Motorsports must finally divest itself of its money-losing Midwest motorsports facilities. We strongly recommend that the Board engage the services of a leading advisor to help sort through the various options available to the Company.

Since the separation of casino and motorsports operations more than six years ago, the share price of Dover Motorsports has fallen by approximately 20%. In a 2002 letter to shareholders of the companies, Chairman Henry Tippie stated that the spin-off was intended to facilitate `capital raising and acquisitions' in order to `set the stage for future growth' for the casino and motorsports companies. The spin-off, as originally conceived, has failed to live up to its stated intentions. After six years without price appreciation, the old playbook must be thrown out.

The days of the independent NASCAR track owners have all but passed. Dover Motorsports will never be able to achieve the operating performance of International Speedway Corporation ("ISC") and Speedway Motorsports Inc. ("SMI"). The combined strength of the industry leaders leaves the Company at a permanent competitive disadvantage in regards to sponsorship dollars, operating margins and infrastructure. It is simply not possible for a single Sprint Cup series track to produce the results of a large portfolio of similar tracks. More time and additional patience cannot change this fact. Both ISC and SMI can operate the Monster Mile more profitably than Dover Motorsports will ever be able to.

Additionally, ISC and SMI have both demonstrated an ability to successfully acquire, integrate and develop other racing facilities. In stark contrast, Dover Motorsports has failed in its strategy to grow via acquisition (Gateway & Memphis) and through the development of a de novo racing facility (Nashville), with only losses to show for all of the effort.

Dover Motorsports' options for value creation outside of a sale of the Company are quite narrow. While small incremental investment at the Monster Mile remains a possibility, it will be very difficult to move the needle enough to make a difference in the Company's operating results. Given the reality of the situation, the only option is for Dover Motorsports to use its free cash flow to pay down debt. Suffice it to say, this will absolutely lead to a low rate of return for the Company's shareholders. We estimate that over the next three years, such a strategy will create about a $1 per share of incremental value to the owners of the business, or approximately a 5% annual return from the current share price. That would land Dover Motorsports' share price at approximately the same level as just after the 2002 spin-off. There is no reason for the Board of Directors to accept such a paltry rate of return for shareholders over a nine-year period when there appears to be opportunities at hand to significantly increase shareholder value.

Recent transactions for other Sprint Cup tracks make it clear that Board Members are leaving significant value on the table by perpetuating the Company's current independent ownership structure. In early 2007, ISC valued a single Sprint Cup race weekend for approximately $215 million when it purchased control of Chicagoland Speedway. Earlier this year, SMI paid $340 million in cash for New Hampshire International Speedway ("NHIS"), home to two Sprint Cup race weekends. This transaction is a very good comparable for Dover Motorsports. NHIS has approximately 40,000 less seats than the Monster Mile and is on the lowest tier for TV broadcast revenue participation for both of its races (as opposed to Dover Motorsports' higher level of TV revenue participation for the June race). SMI's management has stated that it expects the acquisition to be accretive to its earnings per share. If that isn't enough, a number of publications have reported that NHIS drew interest from eight different parties, including one that reportedly offered to pay as much as $360 million for the two Sprint Cup dates. Furthermore, court documents related to the Kentucky Speedway litigation make it clear that Dover has drawn the interest of potential suitors in the past.

Just last week, SMI announced that it is purchasing Kentucky Speedway. Assuming the transaction closes, this has created an even greater need for SMI to acquire additional tracks that host Sprint Cup races. Comments in the press from SMI and Kentucky Speedway make it clear that they have a strong interest in acquiring additional Sprint Cup race tracks. Looking at SMI's portfolio of facilities, including Kentucky, it is clear SMI needs to own at least one more race track that has two Sprint Cup weekends attached to it. The past decade of race track consolidation has left Dover Motorsports and Pocono Raceway as the only viable options for acquiring additional Sprint Cup race weekends. While it is impossible to rule out any transaction, Pocono Raceway owner Joe Mattioli and his wife have been widely quoted for years saying that Pocono is not for sale and that the track is within a generation-skipping trust which would make any potential sale occur many years from now. The consolidation of premier NASCAR racing facilities in America is all but complete, and Dover is the final piece to the puzzle.

Of course, with scarcity comes increased value. The aforementioned comparable sales notwithstanding, we believe there is ample room for either ISC, SMI, or other potential parties to offer a sizeable premium to Dover Motorsports' shareholders and still acquire the Company on attractive terms. The math works for three main reasons: One, we assume ISC and SMI will be able to add a small amount of incremental revenue from new and existing sponsorships, an area of historical weakness for Dover Motorsports. Two, we assume ISC and SMI will be able to run the Monster Mile at their current respective operating margins. Three, we assume most of the Company's corporate overhead costs could be eliminated once it is part of ISC's or SMI's portfolio of tracks. By our analysis, a cash buyout of the Company is accretive to the buyer's earnings per share well into the low double digits on Dover Motorsports' share price. This is also before any consideration of schedule shifts that might benefit larger operators seeking second race weekends for existing venues.

Over the years, Dover Motorsports has told shareholders that it would be open to selling itself to interested parties that put forth serious inquiries. This is quite possibly the perfect time for Dover Motorsports to participate in the consolidation of the industry, especially with the current low level of capital gains taxes. If not now, then when? And if not, why not? We cannot think of any other activity for Board Members to be engaged in that will unlock as much value as selling the Company now. It does not stand to reason that the recent comparable transactions do not represent the current market for Sprint Cup facilities, even before considering the scarcity value of controlling perhaps the last two available premier racing weekends. As fiduciaries to all shareholders, Directors should find the current speedway merger and acquisition environment simply too compelling to ignore.

Just as frustrating as watching other track owners avail themselves to a robust market for Sprint Cup race weekends is the Board and management's decision to continue operating the money-losing facilities in the Midwest. The Company's tracks in Nashville, Memphis and St. Louis are all unprofitable. We have been told over the years that the Midwest tracks lose approximately $6 million a year in total. In addition to all of the capital that has been sunk into these facilities, management, with the Board's blessing, sees fit to continually add to the investment in the form of annual losses. This makes absolutely no sense.

Further, disclosure around the Midwest tracks has been poor. The Company's quarterly earnings releases and annual reports do not break out results that would allow for a more objective analysis of these tracks. While more disclosure and detail would be preferable, the prospect of continued annual losses plus last year's large write-down of the assets is more than enough to conclude that the Midwest burden must end. The facilities will most likely never be profitable and therefore will never earn anywhere near a respectable return on capital. NASCAR will not ride to the rescue of these tracks. Reality needs to set in: The Midwest facilities are a tremendous burden to the owners of Dover Motorsports and Board Members must find a solution.

The status quo is unacceptable. If Dover Motorsports is unable or unwilling (even while it holds itself out as being open-minded to a transaction) to sell itself, then the Midwest tracks must be liquidated. Fragile egos seeking to avoid blame for the Midwest situation should have no place in the decision to eliminate the losses from these tracks. Unlike a potential sales process, this strategic decision is completely in the hands of the Company's management team and Board Members. The financial impact from such a decision is huge relative to the current capitalization of Dover Motorsports. If the proceeds from the sale of the Midwest assets were $30 million after track-level obligations (a large discount to the already lowered carrying value) and annual losses of $6 million were eliminated from the operating results, the Company's shares could be valued at $2 above the current stock price. Adding $2 per share in value to a $6 share price is very significant to the owners of Dover Motorsports.

We believe a sale of Dover Motorsports is the most logical course of action for Board Members to follow. Absent that, there is no doubt that the Company's costly excursion outside of its core Dover market has been a complete failure. There is no possible reason to continue to impose the losses from the Midwest tracks upon the shareholders of the Company unless a buyer of Dover Motorsports wishes to own all four facilities. Since the Midwest tracks consume cash and are a small part of the total asset value of the Company, it does not make sense to allow the maneuverings of these facilities to drive a strategic direction for the entire business. Said another way, a concerned Board would do what made the most sense for the Monster Mile, instead of trying to figure out how to keep the Midwest tracks at all costs. It is a pipe dream to cling to the belief that NASCAR will alter the Nationwide Series TV revenue splits so that the Midwest tracks will become profitable. Why wait another year to address this situation? The leaky Midwest bucket will just keep leaking.

Somehow, the wrong things have happened for far too long at Dover Motorsports. Collectively, the management team, Board Members and ownership structure have contributed to a situation where logic does not prevail. Why is this? We believe Dover Motorsports needs help now in order to navigate through a potential transaction. We believe the Company has frustrated potential interested parties on more than one occasion in the past. While we agree that Board Members should pay no attention to suitors that have not indicated a serious level of interest in the Company, we are concerned that the Company's method of negotiating has left potentially interested parties frustrated with checkbook safely tucked away from Dover Motorsports' shareholders. If you have not done so already, we recommend hiring a leading advisor to help the Company navigate through its various options.

A shareholder's level of patience is derived from the manner in which fiduciaries conduct themselves in regard to the capital entrusted to them. The Company's management team and Board Members have not endeared themselves to the outside shareholders of Dover Motorsports in this regard. A poor situation has developed with the Company through multiple years of failed investments, continued operating losses in the Midwest, and a less-than-clear strategy as it pertains to inevitable industry consolidation. Asking for patience for patience's sake is an insult to long-term investors. Thus far, patience has been a costly exercise for the shareholders of Dover Motorsports. The words sound good but they must be backed up with action in order to have meaning. Unfortunately, action has been missing from the equation.

Board Members, there are consequences for maintaining the status quo or delaying the inevitable. Shareholders are assured of poor returns (please let that sink in for a moment) if Dover Motorsports is allowed to continue along its current trajectory. Management and Board Members will also face a further loss of credibility from shareholders and the motorsports industry, as well as foster the perception that they are weak fiduciaries. In addition, the current robust deal environment for racing facilities could subside. It is clearly time for the Board Members to step up and seek out a solution to the quagmire that has engulfed the Company. The shareholders of Dover Motorsports deserve better.

Thank you for your time.


Sincerely,



Mario D. Cibelli
Managing Member